Exhibit 99.1

Kingsoft Cloud Announces Unaudited Fourth Quarter and Fiscal Year 2025 Financial Results

Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “We are very pleased to see another strong quarter to close the fiscal year of 2025. Our record-high financial result is a powerful testament to the confidence our customers place in our products, solutions and services. This quarter our gross billing of AI business achieved a year-over-year growth of 95%, and we continue to see strong intelligent computing demands in 2026. As AI increasingly reshapes industries, we believe we are well-positioned to capture the opportunities in this era.”

Ms. Yi Li, Chief Financial Officer of Kingsoft Cloud, added, "Our revenue growth accelerated to 23.7% year-over-year, achieving RMB2,761.4 million for the fourth quarter. Among which, revenue from public cloud services increased significantly by 34.9% year-over-year to RMB1,902.4 million. The gross billing of AI business achieved RMB926 million this quarter, representing a year-over-year growth rate of 95%. Our adjusted gross profit was RMB470.9 million, which increased by 10.1% year-over-year and 19.9% quarter-over-quarter. Our adjusted EBITDA profit achieved RMB785.2 million, increased by 118.3% year-over-year. Our adjusted EBITDA margin of 28.4%, increased by 12.3 percentage points year-over-year, which was mainly due to the improvements in cost and expenses control. Notably, we achieved adjusted operating profit for consecutive two quarters to reached positive RMB54.6 million, compared with RMB24.4 million in the same quarter last year and RMB15.4 million last quarter. "

Fourth Quarter 2025 Financial Results

Total Revenues reached RMB2,761.4 million (US$394.91 million), increased by 23.7% year-over-year from RMB2,232.1 million in the same quarter of 2024 and increased by 11.4% quarter-over-quarter from RMB2,478.0 million in the third quarter of 2025. The increase was mainly due to the revenue growth from AI related customers, as we expanding our intelligent cloud services, as well as the intensive delivery of enterprise cloud services.

Revenues from public cloud services were RMB1,902.4 million (US$272.0 million), significantly increased by 34.9% from RMB1,409.8 million in the same quarter of 2024 and increased by 8.6% from RMB1,752.3 million last quarter. The year-over-year increase was mainly due to the growth of AI demands, as the AI gross billing reached RMB926 million.

Revenues from enterprise cloud services were RMB859.0 million (US$122.8 million), increased by 4.5% from RMB822.3 million in the same quarter of 2024 and increased by 18.4% from RMB725.7 million last quarter.

Other revenues were nil this quarter.

Cost of revenues was RMB2,296.0 million (US$328.3 million), representing an increase of 27.1% from RMB1,806.2 million in the same quarter of 2024, which was mainly due to our investment into AI computing resources. IDC costs increased by 12.5% year-over-year from RMB721.5 million to RMB811.8 million (US$116.1 million) this quarter. The increase was mainly due to the lease of racks, which serve the expanding AI business. Depreciation and amortization costs increased from RMB343.1 million in the same quarter of 2024 to RMB741.4 million (US$106.0 million) this quarter. The increase was mainly due to the depreciation of newly acquired and leased right-of-use servers, and network equipment which were mainly related to AI business. Solution development and services costs increased by 15.3% year-over-year from RMB557.0 million in the same quarter of 2024 to RMB642.0 million (US$91.8 million) this quarter. The increase was mainly due to the solution personnel expansion. Fulfillment costs and other costs were RMB39.5 million (US$5.7 million) and RMB61.3 million (US$8.7 million) this quarter.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Gross profit was RMB465.4 million (US$66.5 million), representing an increase of 9.2% from RMB426.0 million in the same quarter of 2024 and an increase of 22.2% from RMB380.9 million last quarter. The increase was mainly due to the expansion of our revenue scale, especially the intelligent computing services. Gross margin was 16.9%, compared with 19.1% in the same period in 2024 and 15.4% last quarter. The year-over-year decrease was mainly due to the increasing depreciation costs for servers and other equipment. The sequential increase was mainly due to the higher profit contribution from enterprise cloud projects. Non-GAAP gross profit2 was RMB470.9 million (US$67.3 million), increased from RMB427.7 million in the same period in 2024 and from RMB392.6 million last quarter. Non-GAAP gross margin2 was 17.1%, compared with 19.2% in the same period in 2024.

Total operating expenses were RMB531.8 million (US$76.0 million), increased by 13.3% from RMB469.5 million in the same quarter last year and 1.1% from RMB526.2 million last quarter. Among which:

Selling and marketing expenses were RMB122.9 million (US$17.6 million), increased by 6.2% from RMB115.8 million in the same period in 2024 and decreased by 19.2% from RMB152.2 million last quarter. The year-over-year increase was mainly due to the increase of share-based compensation.

General and administrative expenses were RMB218.7 million (US$31.2 million), increased by 21.8% from RMB179.5 million in the same period in 2024 and increased by 25.4% from RMB174.4 million last quarter. The year-over-year increase was mainly due to the increase in share-based compensation.

Research and development expenses were RMB190.2 million (US$27.2 million), increased by 9.2% from RMB174.2 million in the same period in 2024 and decreased by 4.7% from RMB199.6 million last quarter. The year-over-year increase was mainly due to the personnel costs and share-based compensation.

Operating loss was RMB66.5 million (US$9.5 million), compared with RMB43.5 million in the same quarter of 2024 and RMB145.3 million last quarter. Non-GAAP operating profit3was RMB54.6 million (US$7.8 million), representing an increase of 124.0% from RMB24.4 million in the same quarter last year and an increase of 255.3% from RMB15.4 million last quarter. The increase was mainly due to our revenue scale expansion, revenue structure improvement and our strong control over expenses.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

3 Non-GAAP operating profit (loss) is defined as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets and we define Non-GAAP operating profit (loss) margin as Non-GAAP operating profit (loss) as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Net loss was RMB162.9 million (US$23.3 million), compared with net loss of RMB200.6 million in the same quarter of 2024 and RMB7.8 million last quarter. Non-GAAP net loss4 was RMB94.6 million (US$13.5million), compared with non-GAAP net loss of RMB70.3 million in the same quarter of 2024 and non-GAAP net profit of RMB28.7 million last quarter.

Non-GAAP EBITDA5 was RMB785.2 million (US$112.3 million), increased by 118.3% from RMB359.7 million in the same quarter of 2024 and decreased by 5.0% from RMB826.6 million last quarter. Non-GAAP EBITDA margin was 28.4%, compared with 16.1% in the same quarter of 2024 and 33.4% in the previous quarter. The year-over-year increase was mainly due to the expansion of AI businesses with higher margin, as well as the improvements of net loss.

Basic and diluted net loss per share was RMB0.04 (US$0.01), compared with RMB0.05 in the same quarter of 2024 and RMB0.00 last quarter.

Cash and cash equivalents were RMB6,018.0 million (US$860.6 million) as of December 31, 2025, compared with RMB3,954.5 million as of September 30, 2025. The increase was mainly due to the net proceeds we received from equity financing and offset by our capital expenditure.

Fiscal Year 2025 Financial Results

Total Revenues reached RMB9,558.6 million (US$1,366.9 million), representing an increase of 22.8% from RMB7,785.2 million in 2024. The increase was due to the strong demands from AI business and enterprise cloud projects increase.

Revenues from public cloud services were RMB6,633.5 million (US$948.6 million), representing an increase of 32.5% from RMB5,007.3 million in 2024.

Revenues from enterprise cloud services were RMB2,925.1 million (US$418.3 million), representing an increase of 5.3% from RMB2,777.8 million in 2024.

Other revenues were RMB0.0 (US$0.0)

Cost of revenues was RMB8,055.2 million (US$1,151.9 million), representing an increase of 25.0% from RMB6,444.3 million in 2024. Among which:

IDC costs increased by 7.7% to RMB3,113.4 million (US$445.2 million) from RMB2,892.1 million in 2024. The increase was mainly due to the grown infrastructure demands in line with AI business expansion and basic cloud growth. Depreciation and amortization costs were RMB2,321.7 million (US$332.0 million), compared with RMB1,090.1 million in 2024, mainly due to the depreciation of newly acquired servers related to AI business. Fulfillment costs were RMB73.7 million (US$10.5million), representing a decrease of 68.7% from RMB235.7 million in 2024. The decrease was mainly due to the decrease of hardwares we provide in our enterprise cloud services. Solution development and services costs were RMB2,306.8 million (US$329.9 million) in 2024, compared with RMB1,993.1 million in 2024. The increase was mainly due to the revenue expansion of enterprise cloud business.

Gross profit increased by 12.1% to RMB1,503.4 million (US$215.0 million) in 2025, from RMB1,340.9 million in 2024. Gross margin decreased to 15.7%, from 17.2% in 2024. Non-GAAP gross profit increased to RMB1,541.7 million (US$220.5 million) in 2025, from RMB1,357.8 million in 2024. Non-GAAP gross margin decreased to 16.1% in 2025 from 17.4% in 2024. Such decreases were primarily because of the increasing depreciation costs of servers and other equipment.

Selling and marketing expenses were RMB551.4 million (US$78.9 million), compared with RMB479.4 million in 2024.

General and administrative expenses were RMB914.6 million (US$130.8 million), compared with RMB834.9 million in 2024. The increase was mainly due to the increase in share-based compensation and partially offset by decrease of credit loss expense.

4 Non-GAAP net (loss) profit is defined as net loss excluding share-based compensation, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net (loss) profit margin as Non-GAAP net (loss) profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

5 Non-GAAP EBITDA is defined as Non-GAAP net (loss) profit excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Research and development expenses were RMB810.3 million (US$115.9 million), compared with RMB846.0 million in 2024. The decrease was mainly due to the decrease in personnel-related expenses.

Impairment of long-lived assets was RMB0.0 million (US$0.0 million), compared with RMB919.7 million in 2024.

Operating loss was RMB772.9 million (US$110.5 million), significantly narrowed compared with RMB1,739.0 million in 2024. Non-GAAP operating loss was RMB152.2 million (US$21.8 million), significantly narrowed compared with RMB431.3 million in 2024. Non-GAAP operating loss margin was 1.6%, significantly improved from 5.5% in 2024.

Net loss was RMB943.7 million (US$134.9 million), significantly narrowed from net loss of RMB1,979.0 million in 2024.

Non-GAAP net loss was RMB556.9 million (US$79.6 million), compared with Non-GAAP net loss of RMB825.3 million in 2024.

Non-GAAP EBITDA was RMB2,336.4 million (US$334.1 million), compared with RMB638.9 million in 2024. Non-GAAP EBITDA margin was 24.4%, compared with 8.2% in 2024.

Basic and diluted net loss per share was RMB0.23 (US$0.03), compared with RMB0.54 in 2024.

Outstanding ordinary shares were 4,479,857,667 as of December 31, 2025, equivalent to about 298,657,178 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday March 25, 2026 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BI62cd2e3d362448ba8a49e0d8c7304f2c. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating profit (loss), Non-GAAP operating profit (loss) margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net (loss) profit and Non-GAAP net (loss) profit margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating profit (loss) as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets and we define Non-GAAP operating profit (loss) margin as Non-GAAP operating profit (loss) as a percentage of revenues. We define Non-GAAP net (loss) profit as net loss excluding share-based compensation, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net (loss) profit margin as Non-GAAP net (loss) profit as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net (loss) profit excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the ” safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud ’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email:ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,648,764	6,018,043	860,569
Restricted cash	81,337	99,194	14,185
Accounts receivable, net	1,468,663	1,740,472	248,884
Short-term investments	90,422	—	—
Prepayments and other assets	2,233,074	2,592,314	370,695
Amounts due from related parties	318,526	573,396	81,995
Total current assets	6,840,786	11,023,419	1,576,328
Non-current assets:
Property and equipment, net	4,630,052	10,094,870	1,443,547
Intangible assets, net	694,880	532,769	76,185
Goodwill	4,605,724	4,605,724	658,610
Prepayments and other assets	449,983	139,836	19,996
Equity investments	234,182	234,166	33,485
Operating lease right-of-use assets	137,047	98,405	14,072
Total non-current assets	10,751,868	15,705,770	2,245,895
Total assets	17,592,654	26,729,189	3,822,223

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,877,004	2,014,453	288,063
Accrued expenses and other current liabilities	3,341,990	3,222,429	460,801
Short-term borrowings	2,225,765	3,348,279	478,798
Income tax payable	69,219	73,310	10,483
Amounts due to related parties	1,584,199	721,932	103,235
Current operating lease liabilities	61,258	40,941	5,854
Total current liabilities	9,159,435	9,421,344	1,347,234
Non-current liabilities:
Long-term borrowings	1,660,584	3,023,538	432,360
Amounts due to related parties	309,612	2,212,325	316,358
Deferred tax liabilities	101,677	61,914	8,854
Other liabilities	790,271	2,645,895	378,359
Non-current operating lease liabilities	65,755	51,139	7,313
Total non-current liabilities	2,927,899	7,994,811	1,143,244
Total liabilities	12,087,334	17,416,155	2,490,478
Shareholders’ equity:
Ordinary shares	25,689	30,888	4,417
Treasury shares	(105,478)	(31,068)	(4,443)
Additional paid-in capital	18,940,885	24,073,006	3,442,394
Statutory reserves funds	32,001	51,661	7,387
Accumulated deficit	(14,291,957)	(15,247,868)	(2,180,416)
Accumulated other comprehensive income	566,900	440,407	62,977
Total Kingsoft Cloud Holdings Limited shareholders’ equity	5,168,040	9,317,026	1,332,316
Non-controlling interests	337,280	(3,992)	(571)
Total equity	5,505,320	9,313,034	1,331,745
Total liabilities, non-controlling interests and shareholders’ equity	17,592,654	26,729,189	3,822,223

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,409,804	1,353,479	1,625,309	1,752,326	1,902,378	272,036	5,007,251	6,633,492	948,577
Enterprise cloud services	822,338	616,498	723,918	725,702	859,009	122,837	2,777,777	2,925,127	418,287
Others	-	-	-	-	-	-	152	-	-
Total revenues	2,232,142	1,969,977	2,349,227	2,478,028	2,761,387	394,873	7,785,180	9,558,619	1,366,864
Cost of revenues	(1,806,170)	(1,651,671)	(2,010,370)	(2,097,133)	(2,296,037)	(328,329)	(6,444,254)	(8,055,211)	(1,151,880)
Gross profit	425,972	318,306	338,857	380,895	465,350	66,544	1,340,926	1,503,408	214,984
Operating expenses:
Selling and marketing expenses	(115,792)	(144,338)	(131,996)	(152,158)	(122,914)	(17,576)	(479,369)	(551,406)	(78,850)
General and administrative expenses	(179,536)	(181,999)	(339,563)	(174,368)	(218,685)	(31,272)	(834,854)	(914,615)	(130,788)
Research and development expenses	(174,155)	(226,170)	(194,285)	(199,644)	(190,201)	(27,198)	(845,989)	(810,300)	(115,871)
Impairment of long-lived assets	-	-	-	-	-	-	(919,724)	-	-
Total operating expenses	(469,483)	(552,507)	(665,844)	(526,170)	(531,800)	(76,046)	(3,079,936)	(2,276,321)	(325,509)
Operating loss	(43,511)	(234,201)	(326,987)	(145,275)	(66,450)	(9,502)	(1,739,010)	(772,913)	(110,525)
Interest income	4,176	4,946	11,520	25,354	39,039	5,583	27,008	80,859	11,563
Interest expense	(61,821)	(82,897)	(124,669)	(137,067)	(153,415)	(21,938)	(229,705)	(498,048)	(71,220)
Foreign exchange (loss) gain	(105,572)	9,051	(39,526)	80,357	10,265	1,468	(19,531)	60,147	8,601
Other (loss) gain, net	(2,956)	3,244	1,620	(8,026)	(5,822)	(833)	(12,946)	(8,984)	(1,285)
Other income (expense), net	5,336	(7,012)	23,522	174,460	74	11	(6,382)	191,044	27,319
Loss before income taxes	(204,348)	(306,869)	(454,520)	(10,197)	(176,309)	(25,211)	(1,980,566)	(947,895)	(135,547)
Income tax benefit (expense)	3,706	(9,241)	(2,343)	2,350	13,437	1,921	1,524	4,203	601
Net loss	(200,642)	(316,110)	(456,863)	(7,847)	(162,872)	(23,290)	(1,979,042)	(943,692)	(134,946)
Less: net (loss) profit attributable to non-controlling interests	(3,683)	(2,184)	602	(3,227)	(2,632)	(376)	(12,362)	(7,441)	(1,064)
Net loss attributable to Kingsoft Cloud Holdings Limited	(196,959)	(313,926)	(457,465)	(4,620)	(160,240)	(22,914)	(1,966,680)	(936,251)	(133,882)
Net loss per share:
Basic and diluted	(0.05)	(0.08)	(0.11)	(0.00)	(0.04)	(0.01)	(0.54)	(0.23)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	3,710,632,202	3,728,092,123	4,009,119,198	4,137,454,159	4,544,291,397	4,544,291,397	3,658,088,876	4,107,065,011	4,107,065,011
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	103,658	7,744	43,174	(106,203)	(70,987)	(10,151)	11,536	(126,272)	(18,057)
Comprehensive loss	(96,984)	(308,366)	(413,689)	(114,050)	(233,859)	(33,441)	(1,967,506)	(1,069,964)	(153,003)
Less: Comprehensive (loss) income attributable to non-controlling interests	(3,667)	(2,200)	606	(3,238)	(2,388)	(341)	(12,384)	(7,220)	(1,032)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(93,317)	(306,166)	(414,295)	(110,812)	(231,471)	(33,100)	(1,955,122)	(1,062,744)	(151,971)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	425,972	318,306	338,857	380,895	465,350	66,544	1,340,926	1,503,408	214,984
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	1,726	9,365	11,712	11,672	5,526	790	16,868	38,275	5,473
Adjusted gross profit (Non-GAAP Financial Measure)	427,698	327,671	350,569	392,567	470,876	67,334	1,357,794	1,541,683	220,457

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Twelve Months Ended
	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025
Gross margin	19.1%	16.2%	14.4%	15.4%	16.9%	17.2%	15.7%
Adjusted gross margin (Non-GAAP Financial Measure)	19.2%	16.6%	14.9%	15.8%	17.1%	17.4%	16.1%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(200,642)	(316,110)	(456,863)	(7,847)	(162,872)	(23,290)	(1,979,042)	(943,692)	(134,946)
Adjustments:
– Share-based compensation expenses	24,774	134,611	116,856	116,937	78,505	11,226	214,441	446,909	63,907
– Foreign exchange loss (gain)	105,572	(9,051)	39,526	(80,357)	(10,265)	(1,468)	19,531	(60,147)	(8,601)
– Impairment of long-lived assets	-	-	-	-	-	-	919,724	-	-
Adjusted net (loss) profit (Non-GAAP Financial Measure)	(70,296)	(190,550)	(300,481)	28,733	(94,632)	(13,532)	(825,346)	(556,930)	(79,640)
Adjustments:
– Interest income	(4,176)	(4,946)	(11,520)	(25,354)	(39,039)	(5,583)	(27,008)	(80,859)	(11,563)
– Interest expense	61,821	82,897	124,669	137,067	153,415	21,938	229,705	498,048	71,220
– Income tax (benefit) expense	(3,706)	9,241	2,343	(2,350)	(13,437)	(1,921)	(1,524)	(4,203)	(601)
– Depreciation and amortization	376,100	421,901	591,021	688,501	778,941	111,387	1,263,090	2,480,364	354,687
Adjusted EBITDA (Non-GAAP Financial Measure)	359,743	318,543	406,032	826,597	785,248	112,289	638,917	2,336,420	334,103
– Gain on disposal of property and equipment	(10,137)	(2,110)	(5,708)	(21,763)	(72,662)	(10,391)	(44,625)	(102,243)	(14,621)
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	349,606	316,433	400,324	804,834	712,586	101,898	594,292	2,234,177	319,482

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(43,511)	(234,201)	(326,987)	(145,275)	(66,450)	(9,502)	(1,739,010)	(772,913)	(110,525)
Adjustments:
– Share-based compensation expenses	24,774	134,611	116,856	116,937	78,505	11,226	214,441	446,909	63,907
– Impairment of long-lived assets	-	-	-	-	-	-	919,724	-	-
– Amortization of intangible assets	43,104	43,781	43,751	43,702	42,531	6,082	173,496	173,765	24,848
Adjusted operating profit (loss) (Non-GAAP Financial Measure)	24,367	(55,809)	(166,380)	15,364	54,586	7,806	(431,349)	(152,239)	(21,770)
– Gain on disposal of property and equipment	(10,137)	(2,110)	(5,708)	(21,763)	(72,662)	(10,391)	(44,625)	(102,243)	(14,621)
Excluding gain on disposal of property and equipment, normalized Adjusted operating profit (loss)	14,230	(57,919)	(172,088)	(6,399)	(18,076)	(2,585)	(475,974)	(254,482)	(36,391)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Twelve Months Ended
	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025
Net loss margin	-9.0%	-16.0%	-19.4%	-0.3%	-5.9%	-25.4%	-9.9%
Adjusted net (loss) profit margin (Non-GAAP Financial Measure)	-3.1%	-9.7%	-12.8%	1.2%	-3.4%	-10.6%	-5.8%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	16.1%	16.2%	17.3%	33.4%	28.4%	8.2%	24.4%
Normalized Adjusted EBITDA margin	15.7%	16.1%	17.0%	32.5%	25.8%	7.6%	23.4%
Adjusted operating profit (loss) margin (Non-GAAP Financial Measure)	1.1%	-2.8%	-7.1%	0.6%	2.0%	-5.5%	-1.6%
Normalized Adjusted operating profit (loss) margin	0.6%	-2.9%	-7.3%	-0.3%	-0.7%	-6.1%	-2.7%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	570,222	1,042,626	149,094	628,419	3,801,028	543,540
Net cash used in investing activities	(1,337,978)	(427,671)	(61,156)	(3,620,445)	(4,529,729)	(647,743)
Net cash generated from financing activities	1,802,762	1,514,234	216,533	3,255,418	4,182,983	598,159
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(15,294)	(62,205)	(8,895)	(22,772)	(67,146)	(9,601)
Net increase in cash, cash equivalents and restricted cash	1,019,712	2,066,984	295,576	240,620	3,387,136	484,355
Cash, cash equivalents and restricted cash at beginning of period	1,710,389	4,050,253	579,178	2,489,481	2,730,101	390,399
Cash, cash equivalents and restricted cash at end of period	2,730,101	6,117,237	874,754	2,730,101	6,117,237	874,754